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                             December 18, 2023

       Gary A. Vecchiarelli
       Chief Financial Officer
       CleanSpark, Inc.
       2370 Corporate Circle
       Suite 160
       Henderson, NV 89074

                                                        Re: CleanSpark, Inc.
                                                            Form 10-K for the
Fiscal Year Ended September 30, 2023
                                                            Filed December 1,
2023
                                                            File No. 001-39187

       Dear Gary A. Vecchiarelli:

              We have reviewed your September 15, 2023 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 17, 2023 letter.

       Form 10-K for the Fiscal Year Ended September 30, 2023

       General

   1. Refer to your response to comment 5 of our March 31, 2023 comment letter. In future filings, please
disclose whether the mining pools provide services only for bitcoin mining or if they are
multi-crypto asset mining pools. Please also disclose the fees associated with participating in
the mining pool.
   2. Refer to your response to comment 6 of our February 6, 2023 comment letter. In future filings, please
disclose whether you hold any other types of crypto assets. If so, please identify the types and
amount of such crypto assets, and discuss the purpose of holding the other types of crypto
assets.
 Gary A. Vecchiarelli
FirstName
CleanSpark,LastNameGary   A. Vecchiarelli
            Inc.
Comapany18,
December   NameCleanSpark,
              2023           Inc.
December
Page 2    18, 2023 Page 2
FirstName LastName
3. In future filings, in your breakeven analysis comparing the cost to earn or mine one bitcoin with the value of one bitcoin, please include equipment costs in a separate row to the table or tell us why this information is not relevant.
Financial Statements
Consolidated Statements of Cash Flows, page F-11

4. We acknowledge your response to comment 8. Please note that we are continuing to review your response.
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-14

5. In response to comment 5, you refer to Exhibit A and the updated Foundry USA Pool
         Terms and Conditions as of August 28, 2023. We note that this exhibit was not included with your response. Please file the exhibit on EDGAR as
correspondence.
6. We acknowledge your responses to comments 5 and 6. Please respond to the following and revise your disclosure in future filings to specifically address the following concerning your mining revenue recognition under ASC 606:
             In your response you told us that each 24-hour period is a contract day, which begins at 00:00:00 UTC and ends at 23:59:59 UTC. You also disclose that your contracts are terminable at any time by either party and you told us that there are no penalties for either party in case of termination. Tell us your consideration for the guidance in
             Examples 1 and 2 of Question 7 and of Question 8 to the FASB Revenue Recognition
             Implementation Q&As and whether the mining pool agreement is continuously renewed and the duration of your contracts is less than 24 hours. Disclose, similar to your response, that the contracts are terminable at any time by
             either party without compensation or penalty to the other party for such termination.
             Assuming you conclude that your contracts are continually renewed, tell us whether the rate of payment remains the same upon renewal and whether your
customer   s
             option to renew represents a material right that results in a separate performance obligation as contemplated in ASC 606-10-55-42.
             You told us that you are precisely aware of the computing power (measured in hashrate) contributed to the pool operator at any time during the contract period and at any point in time during the contract period you could calculate the daily pay-per-
             share earnings (step 1 of the Foundry USA Pool's Payout). As such, tell us why the block reward portion of the consideration cannot be reasonably estimated and is fully constrained. In this regard, it appears for FPPS contracts that the only variable at contract inception is the number of hashes you will perform, which is wholly in your control and would appear to be reasonably estimable.
             You told us that your performance obligation is to provide computing power services
             (in the form of hashrate). Tell us your consideration of disclosing your one performance obligation as a service to perform hash computations for the mining
 Gary A. Vecchiarelli
FirstName
CleanSpark,LastNameGary   A. Vecchiarelli
            Inc.
Comapany18,
December   NameCleanSpark,
              2023           Inc.
December
Page 3    18, 2023 Page 3
FirstName LastName
              pool operator, or something similar, to align with the promise under your agreement.
                Disclose, similar to your response, that your agreement utilizes the Full Pay Per Share
              (FPPS) payout method and summarize the nature of each component of your consideration (i.e., network block subsidies, network transaction fees, and pool operating fees). It should be clear from the disclosure whether the amounts are calculated based on expected or actual amounts. For example, we note from the agreement that network block subsidies are based on the total amount of block subsidies that are expected to be generated on the bitcoin network as a whole during the 24-hour period beginning at midnight UTC daily (i.e., the measurement period), regardless of whether the mining pool operator successfully records a block to the blockchain, while network transaction fees are based on the total amount of transaction fees and block rewards that are actually generated on the blockchain network as a whole during the measurement period.
                Tell us your consideration of clarifying in your disclosure, if true, that for each contract, you measure the noncash consideration using the end of the day bitcoin spot price on the date of contract inception and recognize the noncash consideration on the same day that control of the contracted service transfers to the mining pool operator
              (i.e., the customer), which is the same day as contract inception.
Bitcoin, page F-17

7.       We acknowledge your response to comment 10 and your disclosure on page
F-17. As
         noted in your response, the definition of a current asset in the FASB Master Glossary refers to a reasonable expectation of realization. Your response and disclosure refer to your intent. Please revise your disclosure in future filings to state, if true, that your bitcoin holdings are reasonably expected to be realized in cash or sold or consumed during the normal operation cycle of your business.
8. We acknowledge your response to comment 11. You told us that you perform the impairment analysis of bitcoin at the end of each reporting period through a "look-back"
         based on the bitcoin held at each reporting period end to determine any impairment based on the lowest intraday price during the reporting period. It appears that you adopted this policy after December 31, 2022. Prior to January 1, 2023, you based your quarterly impairment analysis on the lowest daily closing price. Please address the following:
             We note that ASC 350-30-35-19 states that if the carrying amount exceeds fair value then the entity shall recognize an impairment loss equal to that excess. Also, per ASC 350-30-35-18, the test is annually and more frequently if events or changes in circumstances indicate that it is more likely than not that the asset is impaired. Tell us why you believe that anytime the market price is below carrying value is not an event or circumstance that indicates it is more likely than not that the asset is impaired.
             Further, ASC 350-30-35-18B requires assessment of all relevant events and circumstances that could affect the significant inputs to fair value. We note that a market price would be a significant input and a market price below carrying
 Gary A. Vecchiarelli
CleanSpark, Inc.
December 18, 2023
Page 4
              value would indicate more likely than not that an impairment exists. Per ASC 350-
              50-35-20, a subsequent reversal of a previously recognized impairment loss is prohibited. Tell us how you considered whether your policy of only considering impairment on a quarterly basis is consistent with this guidance since you would be ignoring any impairments that occur during the quarter.
                In your application of ASC 350-30-35-18B, tell us at what point impairment occurs, if not whenever the fair market value is below the carrying amount.
                Tell us how timing only at quarter end is relevant to the analysis of determining whether or not impairment exists.
                You told us that you account for your bitcoin as a single unit of accounting but you also disclose that you use the FIFO method to account for gains and losses on sales and exchanges. Explain to us how you determined the initial carrying value of your bitcoin (or fraction thereof), the steps you took when performing your quarter end impairment analysis as of June 30, 2023, how you calculated the total amount of the impairment charge of $1,017,000, how you determined the subsequent carrying value of each bitcoin (or fraction thereof), and how you then determine gains and losses on sales and exchanges of bitcoin.
                In your response, you told us that in your review of the five indicators in ASC 350-
              30-35-24, none of them apply to your bitcoin. Explain to us further how you considered ASC 350-30-35-24 (b) and (c) and determined that these do not apply since we note that you do sell your bitcoin separately.
9. With respect to the materiality analysis you provided in your response to comment 11 and your response to comment 12 that address your impairment calculation and your use of
         NASDAQ.com values, please address the following:
             Tell us the nature and amount of each adjustment included in the analysis. Explain how you determined the adjusted amounts.
             If applicable, tell us the dates when you made changes to your accounting policies.
             Revise future filings to include adjustments for income taxes, if any, as a result of the adjustments.
             Tell us how you determined that the adjustments, both individually and in the aggregate, were not material. Refer to SAB Topic 1.M.
Property and Equipment, page F-20

10. We acknowledge your response to comment 9. Your response provided information for only the three months ended March 31 and June 30, 2023. Please update to tell us your response specifically addressing the quarter ended December 31, 2022 as we note that the price of bitcoin declined during that period to a low of approximately $15,460. Further, tell us whether the adverse changes in business climate during the quarter ended
       December
FirstName          31, 2022,A.
            LastNameGary     including decreases in the market price of miners,
indicated that an
                               Vecchiarelli
       impairment triggering event had occurred. Refer to ASC 360-10-35-21(a). Tell us the
Comapany NameCleanSpark, Inc.
       average revenue and cost of revenue for each bitcoin mined during the quarter ended
December    18, 2023
       December    31,Page 4
                       2022.
FirstName LastName
 Gary A. Vecchiarelli
FirstName
CleanSpark,LastNameGary   A. Vecchiarelli
            Inc.
Comapany18,
December   NameCleanSpark,
              2023           Inc.
December
Page 5    18, 2023 Page 5
FirstName LastName
       Please contact Kate Tillan at 202-551-3604 or Bonnie Baynes at 202-551-4924 if you
have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Crypto Assets